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                            CERTIFICATE OF AMENDMENT
                            ARTICLES OF INCORPORATION
                                       OF
                               ISONICS CORPORATION

     James E. Alexander and John V. Sakys certify that:

1. They are the President and the Secretary respectively, of Isonics Corporation, a California corporation ("Isonics").

2. Article III of the Articles of Incorporation of Isonics is amended to read as follows:

     The aggregate number of shares of capital stock which this corporation shall be authorized to issue is Fifty Million (50,000,000), which shall consist of:

     (a) Forty Million (40,000,000) shares which shall be designated as Common Stock; and

     (b) Ten Million (10,000,000) shares which shall be designated as Preferred Stock.

3. The foregoing amendment of the Articles of Incorporation has been duly approved by the board of directors of Isonics.

4. The foregoing amendment of the Articles of Incorporation of Isonics has been duly approved by the required vote of shareholders in accordance with
     Section 902 of the California Corporations Code. The total number of outstanding shares of Common Stock is 9,311,475 and the total number of outstanding shares of Series A Convertible Preferred Stock is 963,666. The number of shares voting in favor of the amendment exceeded the vote required. The percentage vote required was more than 50%.

     We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

November 13, 2001                       /s/ James E. Alexander
                                        ------------------------------
                                        James E. Alexander, President

                                        /s/ John V. Sakys
                                        ------------------------------
                                        John V. Sakys, Secretary